Mail Stop 6010

October 18, 2007

Selwyn Joffe
Chief Executive Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, California 90503

> **Re: Motorcar Parts of America, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 16, 2007**
> **And Documents Incorporated by Reference**
> **File No. 333-144887**

Dear Mr. Joffe:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No.1 to Form S-1 filed October 16, 2007

Incorporation of Certain Information by Reference, page 19

1.   Please refer to prior comment 1 and update this section.

Form 10-K for the Fiscal Year Ended March 31, 2007

2.   We note your responses indicating that you will amend your Form 10-K for the year ended March 31, 2007, that addresses prior comments 7, 8, 9, 10, 11, 12, 16, 17, 19, 29, 31, 32, 33 and 34. We await your filing of the documents.

Note I. Pay-on-Scan Arrangement; Termination of Pay-on-Scan Arrangement; and Inventory Transaction with Largest Customer, page F-13
Note O. Commitments and Contingencies, page F-17

3.   Please refer to prior comments 28 and 30. Please disclose the significant terms of the agreements. Please note that all required disclosures related to the financial statements should be included in the financial statements and not within other sections of the filing.

Form 10-Q for the period ended June 30, 2007

4.   Please file an amendment to your Form 10-Q for the period ended June 30, 2007, that addresses prior comments 4 through 6.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671, if you have any questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, Staff Attorney, at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Glenn D. Burlingame, Esq.
        (via fax)